United States Securities and Exchange Commission
Washington, DC 20549
Mail Stop 3561
Attention:  Larry Spirgel, Assistant Director
Al Rodriguez, Staff Accountant
November 21, 2006

Re:	EVCI Career Colleges Holding Corp.
Form 10-K/A2 for the Year ended December 31, 2005
Filed May 15, 2006

Form 10-Q for Fiscal Quarters ended through June 30, 2006
File No. 0-14827

Ladies and Gentlemen:

As General Counsel of EVCI, I am writing to supplement our response, dated November 20, 2006, to the comment letter, dated October 24, 2006, to Richard Goldenberg from Larry Spirgel, Assistant Director. The response below is intended to supersede our response yesterday to the same comment.

Form 10-K for the year ended December 31, 2005

Notes to the Consolidated Financial Statements

Note 9. Notes Payable, page F-8

5. Our bank credit agreement was amended and restated as of March 31, 2006 to waive all prior defaults in financial covenants and to reset those covenants so that EVCI was not in default in any of those covenants prior to the issuance of its 2005 year end and 2006 first quarter financial statements. When those financial statements were issued, we believed it was probable that EVCI would comply with the reset covenants at the measurement dates that were within the next 12 months. Accordingly, we believe we properly classified the appropriate portion of our bank debt as non-current at December 31, 2005 and March 31, 2006. However, our enrollments for the summer 2006 semester were significantly less than we anticipated for reasons disclosed in our June 30, 2006 Form 10-Q. We have now concluded that all of our bank debt should have been classified as a current liability as of June 30, 2006 because we were not able to reset the covenants to a level that would permit us to conclude that it was probable they could be met for at least 12 months or obtain waivers of defaults at June 30, 2006 for a period of one year and one day. Faced with the same facts and issues at September 30, 2006, we have classified all of our bank debt as a current liability on our balance sheet included in our Form 10-Q for our quarter ended September 30, 2006.

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You may contact me at (914) 623-0710 (direct) or (914) 623-0700.

Sincerely yours,

Joseph D. Alperin
General Counsel

1 Van Der Donck Street, 2nd Floor, Yonkers, NY 10701 TEL (914) 623-0700 FAX (914) 964-8222
www.evcinc.com